================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                            _______________________

                                   FORM 11-K


(Mark One)
/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

      For the year ended December 31, 1999      Commission file number  1-9553

                                      OR


/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



                            VIACOM INVESTMENT PLAN
         ------------------------------------------------------------
                           (Full title of the plan)


                                VIACOM INC.
         ------------------------------------------------------------
         (Name of issuer of the securities held pursuant to the plan)



                                 1515 Broadway
                           New York, New York  10036
         ------------------------------------------------------------

                   (Address of principal executive offices)


================================================================================

                            VIACOM INVESTMENT PLAN

                             FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

                                     INDEX
                                     -----

                                                                                           Pages
                                                                                           -----
(a) Financial Statements:
      Report of Independent Accountants...............................................        1

      Statement of net assets available for benefits
         at December 31, 1999 and December 31, 1998...................................        2

      Statement of changes in net assets available for benefits for the years
         ended December 31, 1999 and December 31, 1998................................        3

      Notes to financial statements...................................................   4 - 13


                                                                                          Schedules
                                                                                          ---------
      Additional information:
         Item 27a -  Schedule of assets held for investment purposes
               for the year ended December 31, 1999...................................        I
         Item 27d  - Schedule of reportable transactions
               during the year ended December 31, 1999................................       II

         All other schedules are omitted as not applicable or not required.

(b) Exhibit:

   I - Consent of Independent Accountants


                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                             VIACOM INVESTMENT PLAN

Date: June 21, 2000                By:      /s/ Barbara Mickowski
                                      ------------------------------------------
                                                  Barbara Mickowski
                                         Member of the Retirement Committee

Report of Independent Accountants

To the Participants and
Administrator of the
Viacom Investment Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Viacom Investment Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
New York, New York
June 20, 2000

                            VIACOM INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                             December 31,
                                                                   ---------------------------------
Assets:                                                                  1999                1998
-------                                                                  ----                ----
Investments, at fair value:
   Registered investment companies.............................     $378,969,859        $312,757,399
   Viacom Inc. Common Stock....................................      297,294,586         198,210,169
   Investments in other........................................          715,404             606,828
   Loans to participants.......................................       11,896,270          13,379,773

Investments, at contract value:
   Plan's interest in Master Trust.............................       50,888,504          92,315,381
                                                                    ------------        ------------

           Total investments...................................      739,764,623         617,269,550

Cash and cash equivalents......................................           26,724             140,612

Receivables:
    Investment income..........................................           28,444              31,883
    Contributions:
      Employee.................................................          742,453             912,506
      Employer.................................................          244,632             309,448
                                                                    ------------        ------------

Total assets...................................................      740,806,876         618,663,999

Liabilities:
------------

      Payable to other plan....................................               --          35,742,504
                                                                    ------------        ------------

Net assets available for benefits..............................     $740,806,876        $582,921,495
                                                                    ============        ============


  The accompanying notes are an integral part of these financial statements.

                            VIACOM INVESTMENT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                  Year ended December 31,
                                                                                ---------------------------
                                                                                 1999                 1998
                                                                                -----                 -----
Additions to net assets attributed to:

Contributions:
    Employee..........................................................       $  34,742,868       $  54,355,899
    Employer..........................................................          10,632,224          17,713,131
    Rollover..........................................................           3,011,828           4,188,616

Investment income.....................................................          25,538,564          44,150,975

Plan's interest in Master Trust investment income.....................           3,157,952           5,461,219

Net appreciation in fair value of investments.........................         186,927,376         177,503,327
                                                                             -------------       -------------

     Total additions..................................................         264,010,812         303,373,167
                                                                             -------------       -------------

Deductions to net assets attributed to:

Participants benefits paid............................................          55,540,940          92,943,544

Plan expenses.........................................................             531,728           1,158,970
                                                                             -------------       -------------

     Total deductions.................................................          56,072,668          94,102,514
                                                                             -------------       -------------

     Net increase.....................................................         207,938,144         209,270,653

Transfer to Blockbuster Investment plan..............................          (49,770,353)                 --

Transfer of Non-Consumer Publishing balances.........................             (282,410)       (291,489,225)

Net assets available for benefits, beginning of year..................         582,921,495         665,140,067
                                                                             -------------       -------------

Net assets available for benefits, end of year                               $ 740,806,876       $ 582,921,495
                                                                             =============       =============

   The accompanying notes are an integral part of these financial statements.

                            VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following is a brief description of the Viacom Investment Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan is a defined contribution plan offered on a voluntary basis to substantially all employees of Viacom International Inc. (the "Company"), a wholly owned subsidiary of Viacom Inc.

Eligible employees may become participants in the Plan following the attainment of age 21 and completion of twelve months of employment service, generally measured from date of hire. In addition, part-time employees are eligible to participate in the Plan upon completion of one thousand hours of service within a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee (the "Administrator") appointed by the board of directors of the Company. Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its board of directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

On October 26, 1998 and November 27, 1998, Viacom Inc. completed the sale of its music retail stores ("Music") to Wherehouse Entertainment, Inc. and its educational, professional and reference publishing businesses ("Non-Consumer Publishing") to Pearson plc, respectively. As a result, the Plan was amended such that the Plan participants employed in these businesses were deemed to be fully vested in the value of their accrued benefits as of the respective dates of disposition.

Subsequent to the Music sale, the Plan participants from the Music business were entitled to the normal payment options offered to terminated employees.

On December 31, 1998, the assets held for the Plan participants of Non-Consumer Publishing, except for the assets held in the Certus Interest Income Fund, were transferred to a qualified Plan sponsored by Pearson plc; the assets held in the Certus Interest Income Fund were transferred on January 27, 1999.

Effective May 1, 1999, the Plan participants who are employees of Blockbuster Inc. ("Blockbuster Participants"), a majority owned subsidiary of Viacom Inc., were transferred to the Blockbuster Investment Plan, a defined contribution 401(k) plan sponsored by Blockbuster Inc. On April 30, 1999, the Plan's account balances of all Blockbuster Participants were transferred to the Blockbuster Investment Plan. Generally, the terms of the Blockbuster Investment Plan are similar to those of the Plan.

                            VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


Investment and participant accounts
-----------------------------------
Putnam Fiduciary Trust Company (the "Trustee") is the trustee and custodian of Plan assets.

Plan participants have the option of investing their contributions or existing account balances among the following funds (see Note 9 for the addition of future investment funds):

Growth
Putnam S&P 500 Index Fund
-------------------------
This fund invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. The fund is designed to achieve a return, before the assessment of any fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index.

Putnam Investors Fund
---------------------
This fund seeks long-term growth of capital and any increased income that results from this growth. The fund is designed for investors seeking long-term growth of capital from a portfolio primarily consisting of quality common stocks.

Putnam Voyager Fund
-------------------
This fund seeks capital appreciation by investing in a combination of stocks of smaller companies expected to grow over time as well as stocks of larger, more established corporations. The fund is designed for investors seeking a diversified portfolio offering the opportunity for capital growth while also providing current income.

Europacific Growth Fund
-----------------------
This fund, a registered investment company, is managed by the Capital Research and Management Company and invests in stocks of companies outside of the United States. Its performance will fluctuate with the value of the foreign exchange markets and the underlying stocks.

Viacom Inc. Common Stock Fund
-----------------------------
This fund invests in shares of Viacom Inc. Class B Common Stock.

Growth and Income
George Putnam Fund of Boston
----------------------------
This fund seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds that will produce both capital growth and current income.

Putnam Fund for Growth and Income
---------------------------------
This fund seeks capital growth and current income. The fund is designed for investors seeking long-term growth of capital from a portfolio primarily consisting of attractively priced stocks, offering the opportunity for capital growth while also providing current income.

                            VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

Income
Putnam Income Fund
------------------
This fund seeks high current income consistent with what the Trustee believes to be prudent risk. This fund invests in a variety of bonds, including corporate bonds from creditworthy companies.

Capital Preservation
Certus Interest Income Fund
---------------------------
This fund is managed by Certus Financial Corporation and seeks to preserve principal and minimize market volatility while offering a competitive and predictable rate of return. This fund invests in guaranteed investment contracts and synthetic investment contracts. Synthetic investment contracts consist of benefit responsive wrapper contracts backed by investments which are held in the trust and owned by the Plan.

Each of the funds, except for the Certus Interest Income Fund, the Europacific Growth Fund and the Viacom Inc. Common Stock Fund are registered investment companies managed by Putnam Management Company, Inc. and, therefore, are identified as parties-in-interest. The Viacom Inc. Common Stock Fund is also identified as a party-in-interest as it invests in shares of Viacom Inc. Class B Common Stock.

Investment elections are required to be in multiples of 5% of the amount contributed and can be changed at any time. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, to the extent participants exercise control over the investment of contributions, neither the Plan nor any other Plan fiduciary will be responsible for any losses which may occur.

Effective January 1, 1994, the Company and certain affiliated companies entered into a master trust agreement (the "Master Trust") with the Trustee to combine certain investments of the Plan, affiliated companies' plans, and, effective October 1, 1995, a separate Collective Bargaining Plan. The Master Trust currently holds assets for the Plan, the Collective Bargaining Plan and the Blockbuster Investment Plan. The Master Trust assets are managed by Certus. However, the Trustee records the activity of each plan separately in order to distinguish the specific assets available to each plan. Net investment assets and net investment earnings on the investments of the Master Trust are allocated daily to the plans participating in the Master Trust. Such allocation is based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions or disbursements attributable to specific participating plans.
Note 8 sets forth the Plan's proportionate interest in the Master Trust, and certain financial information of the Master Trust.

Employer matching contributions are currently invested entirely in Viacom Inc. Class B Common Stock.

                            VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

Loans to Participants
---------------------

The Loan Fund is a separate fund established solely for the purpose of administering loans to participants. Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the annual prime commercial rate and only one loan may be outstanding at one time. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest to the Loan Fund are specifically identified in the respective participants' accounts within each fund.

Contributions
-------------

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. The employer's matching contribution is equal to (i) 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less at a specified date or (ii) 50% of the first 5% of annual compensation contributed on a before-tax basis if base pay is greater than $65,000.

A new employee is permitted to rollover into the Plan part or all of distributions from an individual retirement account, individual retirement annuity or another qualified plan.

The IRC limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $10,000 for both 1999 and 1998. Total compensation considered under the Plan, based on IRC limits, may not exceed $160,000 for 1999 and 1998. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans equal to the lesser of $30,000 or 25% of compensation. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the IRC.

Vesting
-------

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching contributions will vest at 20% per year of service, becoming fully vested after five years of service. If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and used to pay administrative expenses and to fund future employer matching contributions. Employer matching contributions of $840,082 and $1,138,762 during the years ended December 31, 1999 and December 31, 1998, respectively, were forfeited by terminating employees before those amounts became vested.

                            VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

Distributions and Withdrawals
-----------------------------

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants who have been in the Plan or affiliated plans at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, while those who have participated less than five years are limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal including earnings thereon. In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon. All of the above withdrawal elections are subject to a provision that a participant can make only one such request during each calendar year.

A participant may obtain a hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities
----------------------

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses
-------------

The Company pays for expenses incurred in connection with the administration of the Plan and the investment of Plan assets, to the extent not covered by forfeitures.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method
-----------------

The accrual method of accounting is used for financial statement presentation.

                            VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

During the year the Plan adopted Statement of Position 99-3 ("SOP 99-3") Accounting for and Reporting of Certain Defined Contribution Plan investments and Other Disclosure Matters. Pursuant to SOP 99-3, a defined contribution plan that provides participant-directed investment programs is no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements in columnar form, or in the related disclosures, or by separate financial statements for each fund.

Reclassification
----------------

Pursuant to the adoption of SOP 93-3, certain information for 1998 has been reclassified to conform with the 1999 presentation.


Investment Valuation and Income Recognition
-------------------------------------------

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments. Viacom Inc. Class A Common Stock and Class B Common Stock are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment income contracts and synthetic investment contracts held by the Master Trust are reported at contract value. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 1999 and 1998. The loans outstanding as of December 31, 1999 and 1998 carry interest rates ranging from 7.0% to 12.5%. Cash and cash equivalents are valued at cost plus accrued interest, which approximate market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

                            VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


Security Transactions
---------------------

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 3 - OTHER MATTERS

On February 25, 1999, the Board of Directors of Viacom Inc. declared a 2-for-1 common stock split, effected in the form of a dividend. The additional shares were issued on March 31, 1999 to shareholders of record on March 15, 1999. All common share and per share amounts reflect the stock split for the periods presented.

                            VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

NOTE 4 - INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

                                                                                At December 31,
                                                        -----------------------------------------------------------------
                                                                 1999                                 1998
                                                                 ----                                 ----
                                                          Units           Net Assets           Units          Net Assets
                                                          -----           ----------           -----          ----------
Viacom Inc. Class B Common Stock..............           4,614,403       $278,883,006        2,510,600       $185,784,356
Putnam Voyager Fund...........................           5,027,427        158,866,704        5,001,058        111,423,581
Putnam Investors Fund.........................           4,030,037         77,578,210        4,452,128         66,158,631
Putnam Fund for Growth and Income.............           3,062,011         57,473,953        3,141,141         64,456,221
Plan's interest in Master Trust...............          50,888,504         50,888,504       92,315,381         92,315,381

During 1999 and 1998 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

                                                                          Year Ended December 31,
                                                                     --------------------------------
                                                                          1999               1998
                                                                          ----               ----
     Putnam Voyager Fund......................................       $ 44,696,530        $ 16,539,790
     Putnam Vista Fund........................................          1,041,774             323,617
     Putnam Fund for Growth and Income........................         (4,668,587)          3,489,421
     Putnam U.S. Government Income Trust......................            (72,277)              3,802
     Europacific Growth Fund..................................         10,507,755           2,103,495
     George Putnam Fund of Boston.............................         (1,398,412)            (53,804)
     Putnam Investors Fund....................................         18,046,212          20,518,683
     Putnam S&P 500 Index Fund................................          2,873,379           2,807,179
     Putnam Income Fund.......................................         (1,105,686)           (704,081)
     Viacom Inc. Common Stock.................................        117,006,688         132,475,225
                                                                     ------------        ------------

        Net appreciation......................................       $186,927,376        $177,503,327
                                                                     ============        ============

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                               December 31,
                                                                     -------------------------------
                                                                          1999               1998
                                                                          ----               ----
   Net Assets:
     Viacom Inc. Common Stock                                        $232,703,371        $156,912,244
     Investment in Other                                                  603,129             509,927

                            VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

                                                     Year Ended
                                                  December 31, 1999
                                                  -----------------
Changes in Net Assets:
   Contributions                                      $ 10,632,224
   Dividends                                                 9,330
   Net appreciation                                     91,237,586
   Benefits paid to participants                       (15,237,326)
   Transfers to forfeitures                               (840,082)
                                                      ------------
                                                      $ 85,801,732
                                                      ============

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                    December 31,
                                                                           ------------------------------
                                                                               1999             1998
                                                                               ----             ----
   Net assets available for benefits per the financial statements.....     $740,806,876      $582,921,495
   Amounts allocated to withdrawing participants......................         (691,207)         (826,511)
                                                                           ------------      ------------
   Net assets available for benefits per the Form 5500................     $740,115,669      $582,094,984
                                                                           ============      ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:

   Benefits paid to participants per the financial statements........      $ 55,540,940
   Add: Amounts allocated to withdrawing participants
      at December 31, 1999...........................................           691,207
   Less: Amounts allocated to withdrawing participants
      at December 31, 1998...........................................          (826,511)
                                                                           ------------
   Benefits paid to participants per the Form 5500...................      $ 55,405,636
                                                                           ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1999 but are not paid as of that date.

                            VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

NOTE 7 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 22, 1998, that the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the IRC. The Plan has been amended since receipt of the determination letter. However, the Company and the Company's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 8 - INVESTMENT IN MASTER TRUST

The value of the Plan's interest in the total investments of the Master Trust was 93.9% at December 31, 1999 and 99.4% at December 31, 1998, and the allocated share of investment income was 95.3% and 99.1% for the respective years then ended.

The following table presents the contract value of investments of the Master
Trust:

                                                                                     December 31,
                                                                            -----------------------------
                                                                               1999               1998
                                                                               ----               ----
     Guaranteed investment contracts...................................     $41,549,244      $ 54,001,585
     Synthetic investment contracts....................................       8,135,358        22,521,317
     Putnam short-term investment fund.................................       4,500,050        16,355,305
     Payable to other plan.............................................              --       (35,742,504)
                                                                            -----------      ------------
         Net Investments in Master Trust...............................     $54,184,652      $ 57,135,703
                                                                            ===========      ============

Investment income of the Master Trust is as follows:

                                                                                Year ended December 31,
                                                                            ------------------------------
                                                                               1999               1998
                                                                               ----               ----
     Guaranteed investment contracts...................................     $ 2,521,135      $  3,570,814
     Synthetic investment contracts....................................         654,742         1,566,581
     Putnam short-term investment fund.................................         278,613           446,025
     Investment manager fees...........................................        (139,261)          (89,454)
                                                                            -----------      ------------
         Net Investment Income.........................................     $ 3,315,229      $  5,493,966
                                                                            ===========      ============

                            VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 1999 and 1998, the fair value of such assets in the aggregate was $53,172,193 and $94,226,538 respectively, with an average yield of 6.31% for the respective years then ended. The return on assets for the year ended December 31, 1999 and 1998 was 6.35% and 6.46%, respectively. The synthetic investment contract interest rates are evaluated on a quarterly basis and may be reset when the expected cash flow characteristics of an underlying security change.

On January 27, 1999, as a result of the sale of Non-Consumer Publishing to Pearson plc described in Note 1, the Plan transferred the assets held in the Master Trust for the participants of Non-Consumer Publishing totaling $35,851,372, including accrued interest, to a qualified plan sponsored by Pearson plc, including investment income earned subsequent to year end through the transfer date.

NOTE 9 - SUBSEQUENT EVENTS

Effective February 1, 2000, Plan participants have the option of investing their contributions or existing balances in eleven new funds. The new funds being provided are Vanguard LifeStrategy Income Fund, Vanguard Moderate Growth Fund, Vanguard LifeStrategy Growth Fund, Miller Anderson & Sherrerd, LLP Small Cap Value Portfolio, Pacific Investment Management Company High Yield Fund, Capital Guardian Emerging Markets Equity Fund, Morgan Stanley Dean Witter Institutional Fund Technology Portfolio, Morgan Stanley Dean Witter Institutional Fund U.S. Real Estate Portfolio, Putnam International Voyager Fund, Trust Company of the West Galileo Small Cap Growth Fund, and Mellon Bank EB Daily Liquidity Aggregate Bond Index Fund which has replaced the Putnam Income Fund. The Plan was enhanced to provide participants with more investment choices.

                                                                      SCHEDULE I


                            VIACOM INVESTMENT PLAN
         LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
                               DECEMBER 31, 1999
                               -----------------


                                                                 (c) Unit/ Principal
                                                                     Amount/Shares/
                                                                      Maturity and     (d) Cost of   (e) Current
(a)   (b)  Identity of issue, borrowing lessor or similar party      Interest Rates    Acquisitions       Value
           ----------------------------------------------------      --------------    ------------       -----
      Registered Investment Companies:
*       Putnam Voyager Fund....................................             5,027,427 $ 108,768,762 $ 158,866,704
*       Putnam Vista Fund......................................               232,400 $   3,051,771     4,132,080
*       Putnam Fund for Growth and Income......................             3,062,011 $  64,561,860    57,473,953
*       Putnam U.S. Government  Income Trust...................                87,392 $   1,129,728     1,077,540
*       Putnam Money Market Trust..............................               433,873 $     433,873       433,873
        Europacific Growth Fund................................               771,016 $  21,680,728    32,891,531
*       George Putnam Fund of Boston...........................               921,868 $  17,066,432    15,035,677
*       Putnam Investors Fund..................................             4,030,037 $  51,532,015    77,578,210
*       Putnam S&P 500 Index Fund..............................               535,222 $  14,702,012    18,700,640
*       Putnam Income Fund.....................................             2,003,080 $  13,990,779    12,779,651

      Common Stock Fund:
*       Viacom Inc. Class A Common Stock.......................               304,638 $   4,560,974    18,411,580
*       Viacom Inc. Class B Common Stock.......................             4,614,403 $  99,575,076   278,883,006

      Investments in other.....................................                 2,230 $     210,704       715,404

      Plan's interest in Master Trust:
        Certus Interest Income Fund............................            50,888,504 $  50,888,504    50,888,504

                                                                   Various maturities
      Loans to participants....................................    and interest rates                  11,896,270
*                                                                                                    ------------

                      Total investments........................                                     $ 739,764,623
                                                                                                     ============

* Identified as a party-in-interest to the Plan.

                                                                    Schedule  II

                             VIACOM INVESTMENT PLAN

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                    DURING THE YEAR ENDED DECEMBER 31, 1999
                    ---------------------------------------


                                                                                       Expenses              Current Value
                                                                                       Incurred               of Asset on
                                      Description of    Purchase    Selling   Lease      With      Cost of    Transaction   Net Gain
     Identity of Party Involved           Asset          Price       Price    Rental  Transaction   Asset         Date       (Loss)
     --------------------------       --------------     -----       -----    ------  -----------   -----         ----       ------
Single Transactions:
-------------------

  Not Applicable



Series Transactions:
-------------------

  Voyager...........................  1,159,381 units $30,820,592               N/A        N/A               $30,820,592


  Viacom Inc. Class B Common Stock..    901,761 units             $42,764,820   N/A        N/A   $23,059,874 $42,764,820 $19,704,946

The above transactions and series of transactions are in excess of 5 percent of the current value of the Plan's assets as of December 31, 1998 as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

All of the above are parties-in-interest.

                                      S-2